Form 11-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the year ended December 31, 2003

Commission File Number 1-5828

SAVINGS PLAN OF

CARPENTER TECHNOLOGY CORPORATION

(Full title of the plan)

CARPENTER TECHNOLOGY CORPORATION

(Name of issuer of the securities held

pursuant to the plan)

2 Meridian Drive

Treeview Corporate Center

Wyomissing, Pennsylvania  19610

(Address of principal executive
office of the issuer)

Financial Statements and Exhibits

(a)        Financial Statements

The financial statements filed as part of this report are listed in the Index to Financial Statements included herein.

(b)        Exhibits

23.1     Consent of Independent Registered Public Accounting Firm (Plan Year 2003)

23.2     Consent of Independent Registered Public Accounting Firm (Plan Year 2002)

CARPENTER TECHNOLOGY CORPORATION SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS

FORM 11-K ANNUAL REPORT

Form 11-K Pages
Reports of Independent Registered Public Accounting Firms	3-4

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002	5

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2003 and 2002	6

Notes to Financial Statements	7-12

Supplemental Schedule:

Schedule of Assets (Held at End of Year)	13

Report of Independent Registered
Public Accounting Firm

To the Participants and Administrator of the Savings Plan of Carpenter Technology Corporation

Reading, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of the Savings Plan of Carpenter Technology Corporation (Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements for the year ended December 31, 2002 were reported on by other auditors whose report dated June 13, 2003 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Savings Plan of Carpenter Technology Corporation as of December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplementary schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan’s management.  The supplementary schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ BEARD MILLER COMPANY LLP

Reading, Pennsylvania
May 27, 2004

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Savings Plan of Carpenter Technology Corporation:

                In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Savings Plan of Carpenter Technology Corporation (the "Plan") at December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 13, 2003

SAVINGS PLAN OF

CARPENTER TECHNOLOGY CORPORATION

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

as of December 31, 2003 and 2002

(dollars in thousands)

	2003	2002
ASSETS

Investments, at fair value	$306,503	$250,305
Cash	—	502
Receivables:
Investment income receivable	744	1,291
Receivable for securities sold	26	1,247

Total receivables	770	2,538

Total assets	307,273	253,345

LIABILITIES

Refundable contributions	54	—
Accrued administration expenses	85	181
Payable for securities purchased	—	210

Total liabilities	139	391

Net assets available for benefits	$307,134	$252,954

The accompanying notes are an integral part of these financial statements.

SAVINGS PLAN OF

CARPENTER TECHNOLOGY CORPORATION

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the years ended December 31, 2003 and 2002

(dollars in thousands)

	2003	2002

Additions to net assets attributed to:
Investment income:
Interest	$4,735	$5,547
Dividends	2,824	3,270
Net appreciation (depreciation) in fair value of investments	57,072	(47,924)

	64,631	(39,107)
Contributions:
Salary deferral	7,986	7,935
Participant	1,496	1,780
Rollover	131	271
Company basic	4,542	4,063

	14,155	14,049

Transfers from merged plans	—	27,801

Total additions	78,786	2,743

Deductions from net assets attributed to:
Benefits paid to participants	24,103	25,343
Administrative expenses	340	383
Transfers to successor Trustee	163	—

Total deductions	24,606	25,726

Net increase (decrease)	54,180	(22,983)

Net assets available for benefits:
Beginning of year	252,954	275,937

End of year	$307,134	$252,954

The accompanying notes are an integral part of these financial statements.

SAVINGS PLAN OF

CARPENTER TECHNOLOGY CORPORATION

NOTES TO FINANCIAL STATEMENTS

1.     Description of Plan:

The following description of the Savings Plan of Carpenter Technology Corporation (the “Plan”) provides only general information.  A more comprehensive description of the Plan’s provisions can be found in the Plan document, which is available to participants upon request from Carpenter Technology Corporation or any participating affiliate (collectively referred to as the “Company”).

General:

The Plan is a profit-sharing and stock bonus plan which covers substantially all domestic employees of the Company.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective January 1, 2002, Mellon Trust replaced State Street Bank as Trustee and Mellon HR Solutions replaced Hewitt Associates as Recordkeeper of the Plan.  Also, effective in January 2002, the Carpenter Stock Fund within the Plan was converted to an Employee Stock Ownership Plan (ESOP).

Plan Merger:

Effective December 31, 2002, four of the Company’s qualified defined contribution plans (Dynamet Inc. Defined Contribution Plan, The Savings Plan for Affiliates, Retirement Plan of Talley Metals Technology, Inc., and ICI Ceramics, Inc. Employee Savings & Retirement Plan) merged with and into the Plan.  Pursuant to the merger, participants in the other plans, with assets having a fair market value of $27,801,000 at the time of the merger, became part of the Plan.

Plan Transfer:

Two of the Company’s subsidiaries, Z-tech (division of Carpenter Advanced Ceramics, Inc.) and Parmatech Corporation, were sold effective December 31, 2002 and January 31, 2003, respectively.  Pursuant to the sales, the assets of the participants of these subsidiaries, having a fair market value of $163,000, were transferred to successor trustees in 2003.

Contributions:

Each year, participants may contribute up to 35 percent of annual compensation on a pretax basis (known as salary deferral contributions), and up to 35 percent of annual compensation on an after-tax basis (known as participant contributions), as defined in the Plan.  The combined contributions cannot exceed 35 percent of total compensation. Participants who are age 50 or older may make “catch-up contributions,” which are additional pretax contributions.  Participants may also contribute amounts representing distributions from other qualified defined contribution plans (known as rollovers).  The Company contributes an amount equal to three percent of each employee’s base pay (known as company basic contributions).  Contributions are subject to certain limitations.

Participant’s Accounts:

Several accounts are maintained for each participant which are credited with contributions and Plan net earnings on funds invested within the respective accounts, as follows:

•             Employee pretax salary deferral account - credited with salary deferral contributions on a before tax basis, which are participant directed;

•             Employee after tax account - credited with participant contributions after tax, which are participant directed;

•             Company basic contribution account - Company contributions which are participant directed;

•             Rollover contribution account - credited with rollover contributions, which are participant directed;

•             Inter-plan transfer accounts - transfers from other Company Plans, which are participant directed;

•             Profit sharing account - credited with Company contributions prior to 1988, which were non-participant directed.  No further contributions may be made to this account, and participants are able to transfer amounts to other investment funds; and

•             Prior plan money purchase plan account - transferred from the Retirement Plan of Talley Metals and are participant directed and not eligible for loan or withdrawal.

Vesting:

All contributions and Plan earnings thereon are 100 percent vested and nonforfeitable.

Investment Funds:

The Plan maintains nineteen investment funds.  Each participant may designate separately the investment fund or funds in which their monies are to be invested.

Participant Loans:

Loans are available from various participant accounts in a particular hierarchy for active employees of the Company.  Participants are subject to certain restrictions on their number of loans, amount and terms of repayment.  Interest is charged at the prime rate for commercial lenders at the time the loan is initiated, plus one percent.  Loan repayments are required with each pay, and payment in full is required at the time of the participant’s separation.

Benefits Paid to Participants:

Benefits paid to participants include participant distributions and withdrawals.  Participants are entitled to a lump sum distribution upon separation from service.  Upon separation, a participant may elect to defer such distribution, provided the account balance is at least $5,000.  The total distribution of benefits to all separated participants must occur by December 31st of the year in which the participant attains age 70-1/2.  Hardship and non-hardship in-service withdrawals are permitted subject to certain restrictions.  Upon reaching age 59-1/2, the following hierarchy applies to withdrawals:  1) Rollover account, 2) Profit sharing account, 3)  Employee pre-tax account, 4) Company basic contribution account, 5) Inter-plan transfer accounts.  The Money purchase plan account is not available for withdrawal.  Benefits paid to participants are in cash, except that distribution of accounts which consist of investments in the Carpenter Technology Stock Fund shall be made in shares of the Company’s common stock or cash, at the participant’s option.

Administrative Expenses:

All fees directly related to the Plan are paid by the Plan.

Plan Termination:

The Company has the right under the Plan to discontinue or change its contributions at any time and to terminate the Plan subject to the provisions of ERISA and any contractual obligations.

2.     Summary of Significant Accounting Policies:

A.      The financial statements of the Plan are prepared under the accrual method of accounting.

B.        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

C.        The Plan’s investments are stated at fair value.  Quoted market prices are used to value investments.  Shares of registered investment companies are valued at quoted market prices, which generally represent the net asset values of shares held by the Plan at year end.  Participant loans are valued at their outstanding balances, which approximates fair value.  Purchases and sales of investments are recorded on a trade-date basis.  Gain or loss on sales of investments is based on average cost.  Dividend income is recorded on the ex-dividend date.  Income from other investments is recorded as earned on an accrual basis.

D.       The net appreciation (depreciation) in the fair value of investments in the statements of changes in net assets available for benefits consists of realized gains or losses and unrealized appreciation (depreciation) on investments.

E.         Benefits are recorded when paid.

F.         Investments are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is reasonably possible that changes in these risks in the near term could materially affect the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.     Investments:

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	at December 31
	2003	2002
	(in thousands)
Certus Stable Value Fund	$84,126	$85,947

Fidelity Dividend Growth Fund	$51,857	$45,997

Carpenter Technology Stock Fund	$39,222	$19,702

Dreyfus MidCap Value Fund	$23,385		*

Mellon EB DL S&P 500 Index Fund	$22,685	$19,748

American Balanced Fund	$19,924	$16,153

*  Investment was less than 5% of the Plan’s net assets for the applicable year.

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $57,072,000 and depreciated in value by $47,924,000, respectively, as follows:

	2003	2002
	(in thousands)
Common stock	$25,832	$(19,043)
Registered investment companies	31,240	(28,881)
	$57,072	$(47,924)

4.     Tax Status:

The Internal Revenue Service has determined and informed the Company by letter dated March 21, 2003, that the Plan and related trust as of February 20, 2002 are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.     Related Party Transactions:

Certain Plan investments are shares of registered investment companies managed by Mellon Bank.  Mellon Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.  Fees paid by the Plan for the investment management services amounted to $352,000 and $375,000 for the years ended December 31, 2003 and 2002, respectively.

6.     Refundable Contributions

Contributions received from participants for 2003 are net of payments of $54,000 made in March 2004 to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. This amount is reflected as a refundable contribution in the Statement of Net Assets Available for Benefits for the Plan at December 31, 2003.

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

Savings Plan of Carpenter Technology Corporation

as of December 31, 2003

EIN: 23-0458500

PN: 001

(A)	(B) Identity of issue, borrower, lessor or similar party	(C) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(E) Current Value
*	Certus Stable Value Fund	Registered Investment Company	$84,126,000
	Fidelity Dividend Growth Fund	Registered Investment Company	51,857,000
	Carpenter Technology Corporation	Corporate Stocks - Common	39,222,000
*	Dreyfus MidCap Value Fund	Registered Investment Company	23,385,000
*	Mellon EB DL Stock Index Fund	Registered Investment Company	22,685,000
	American Balanced Fund	Registered Investment Company	19,924,000
	Dodge & Cox Stock Fund	Registered Investment Company	12,791,000
	PIMCO Total Return Fund	Registered Investment Company	9,596,000
*	Dreyfus Government Cash Management Fund	Registered Investment Company	9,572,000
	American Funds EuroPacific Growth Fund	Registered Investment Company	7,966,000
	Vanguard Small Cap Index Fund	Registered Investment Company	6,279,000
	MFS Strategic Growth Fund	Registered Investment Company	3,006,000
	Managers Special Equity Fund	Registered Investment Company	2,619,000
	Fidelity Freedom 2010 Fund	Registered Investment Company	1,165,000
	Fidelity Freedom 2020 Fund	Registered Investment Company	473,000
	Fidelity Freedom Income Fund	Registered Investment Company	212,000
	Fidelity Freedom 2030 Fund	Registered Investment Company	163,000
	Fidelity Freedom 2040 Fund	Registered Investment Company	105,000
	Fidelity Freedom 2000 Fund	Registered Investment Company	74,000
	Participant Loans	Loans to Participants interest rate range 4.25% to 10.75% no loans due past 12/4/26	11,283,000
	TOTAL		$306,503,000

* Party-in-Interest

Note: Cost information has not been presented as investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Carpenter Technology Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SAVINGS PLAN OF
CARPENTER TECHNOLOGY CORPORATION
(Name of Plan)

Date: June 25, 2004	By	/s/ Terrence E. Geremski
Terrence E. Geremski
Senior Vice President - Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

23.1	Consent of Independent Registered Public Accounting Firm (Plan Year 2003)

23.2	Consent of Independent Registered Public Accounting Firm (Plan Year 2002)